Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-258290, 333-258290-01, 333-258290-02, 333-258290-03

Relating to Preliminary Prospectus Supplement dated March 25, 2022 to Prospectus dated July 30, 2021

Pricing Term Sheet

Invitation Homes Operating Partnership LP

$600,000,000 4.150% Senior Notes due 2032

March 25, 2022

Issuer:	Invitation Homes Operating Partnership LP

State of Formation:	Delaware

Guarantors:	Invitation Homes Inc. Invitation Homes OP GP LLC IH Merger Sub, LLC

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3/BBB-/BBB (Stable/Stable/Stable)

Security:	4.150% Senior Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Maturity Date:	April 15, 2032

Interest Rate:	4.150% per annum

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2022

Price to Public:	99.739% of the aggregate principal amount

Yield to Maturity:	4.182%

Benchmark Treasury:	1.875% due February 15, 2032

Spread to Benchmark Treasury:	T + 170 basis points

Benchmark Treasury Price / Yield:	94-22+ / 2.482%

Optional Redemption:	Prior to January 15, 2032 (three months prior to the Maturity Date of the Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 25 basis points (calculated as though the actual Maturity Date of the Notes was January 15, 2032), plus accrued and unpaid interest to, but not including, the redemption date. On and after January 15, 2032 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	March 25, 2022

Settlement Date:	April 5, 2022 (T+7); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+7 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP/ISIN:	46188BAD4 / US46188BAD47

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Raymond James & Associates, Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer and guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantors have filed with the SEC for more complete information about the issuer and guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. at 1-800-294-1322; KeyBanc Capital Markets Inc. at 1-866-227-6479; and PNC Capital Markets LLC at 1-855-881-0697.

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